

PROPOSED CONVERSION—YOUR VOTE IS VERY IMPORTANT

To the Unitholders of Sanchez Production Partners LLC:

The board of managers of Sanchez Production Partners LLC (the "Company") approved a Plan of Conversion, including the conversion and agreement of limited partnership contemplated thereby (collectively, the "Plan of Conversion"), dated as of August 25, 2014, providing for the conversion of the Company from a limited liability company organized under the laws of the State of Delaware to a limited partnership organized under the laws of the State of Delaware, subject to the satisfaction of certain closing conditions (including the approval of the Company's unitholders).

Pursuant to the Plan of Conversion, at the effective time of the conversion, each outstanding common unit of the Company will be converted into one common unit of Sanchez Production Partners LP ("Sanchez LP"), the outstanding Class A units of the Company will be converted into common units of Sanchez LP in a number equal to 2% of the Sanchez LP common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the outstanding Class Z unit will be cancelled. In addition, an affiliate of Sanchez Oil & Gas Corporation ("SOG") will become the general partner of Sanchez LP, and incentive distribution rights will be issued by Sanchez LP to another affiliate of SOG. We believe that SOG, due to SOG's ownership of the general partner of our largest unitholder that also holds all of our Class A units and the Class Z unit, is our affiliate. The transactions contemplated by the Plan of Conversion, including the agreement of limited partnership of Sanchez LP contemplated thereby, are referred to herein collectively as the "Conversion."

The board of managers of the Company, based on the recommendation of the conflicts committee, (1) has determined that the Plan of Conversion and the transactions contemplated by the Plan of Conversion, including the agreement of limited partnership of Sanchez LP contemplated thereby and the conversion of common units and Class A units of the Company into common units of Sanchez LP in the Conversion, an affiliate of SOG becoming the general partner of Sanchez LP and an affiliate of SOG being issued incentive distribution rights of Sanchez LP, are advisable and in the best interests of the Company and its unitholders and will not adversely affect the unitholders (or any class of unitholders) in any material respect, (2) has approved the Plan of Conversion (including the Conversion and the agreement of limited partnership of Sanchez LP contemplated thereby), (3) has approved an amendment and restatement of the Constellation Energy Partners LLC 2009 Omnibus Incentive Compensation Plan as the Sanchez Production Partners LP Long-Term Incentive Plan (the "LTIP Restatement") and (4) recommends that the unitholders of the Company approve the Plan of Conversion and the LTIP Restatement. **The board of managers recommends that you vote FOR the approval of the Plan of Conversion, FOR the approval of the LTIP Restatement and FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.**

Your vote is very important. We cannot complete the Conversion unless, among other things, the holders of a majority of the outstanding common units, Class A units and the Class Z unit of the Company, each voting as separate classes, vote to approve the Plan of Conversion. The Company will hold a special meeting of unitholders to vote on proposals related to the Conversion (the "Special Meeting"). The Special Meeting will be held at the date, time and location set forth below unless adjourned or postponed. Regardless of whether you plan to attend the Special Meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card. If you hold your common units through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your units.

Special Meeting:

March 6, 2015 at 9:00 a.m. Central Time at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002.

The board of managers recommends that you vote FOR the approval of the Plan of Conversion, FOR the approval of the LTIP Restatement and FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Before casting your vote, please take the time to review carefully this proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page 18 for a discussion of the risks relating to the Conversion.

Thank you for voting.

Sincerely,

Richard S. Langdon
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or the transactions described herein, has passed upon the merits or fairness of the transactions described herein, or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated February 5, 2015, and is first being mailed to the Company's unitholders on or about February 5, 2015.



SANCHEZ PRODUCTION PARTNERS LLC
1000 Main Street, Suite 3000
Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF UNITHOLDERS
To be held on March 6, 2015

To the owners of Units of Sanchez Production Partners LLC:

Notice is hereby given that a Special Meeting of the common, Class A and Class Z unitholders of Sanchez Production Partners LLC, a Delaware limited liability company (the "Company"), will be held on March 6, 2015 at 9:00 a.m., Central Time, at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 (the "Special Meeting") for the following purposes:

1. to approve the Plan of Conversion pursuant to which the Company will convert from a Delaware limited liability company into a Delaware limited partnership, a copy of which is attached as Annex A to the proxy statement/prospectus (Proposal No. 1);

2. to approve an amendment and restatement of the Constellation Energy Partners LLC 2009 Omnibus Incentive Compensation Plan as the Sanchez Production Partners LP Long-Term Incentive Plan (the "LTIP Restatement"), a copy of which is attached as Annex C to the proxy statement/prospectus (Proposal No. 2);

3. to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals (Proposal No. 3); and

4. to transact any other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Attached to this notice is a proxy statement/prospectus setting forth information with respect to these proposals and certain other information.

The Company's board of managers has fixed the close of business on February 4, 2015 as the record date for the determination of common unitholders, Class A unitholders and the Class Z unitholder entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Only holders of record of the Company's common units, Class A units or the Class Z unit at the close of business on the record date are entitled to notice of and to vote at the Special Meeting.

The Company's board of managers recommends that you vote FOR the Plan of Conversion, FOR the LTIP Restatement and FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Your vote is important. All common unitholders, Class A unitholders and the Class Z unitholder of the Company are cordially invited to attend the Special Meeting. *Regardless of whether you plan to attend the Special Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided, using the procedures in the voting instructions provided to you.* No postage is required if mailed in the United States. Should you receive more than one proxy card because your units are registered in different names and addresses, each proxy card should be signed and returned to ensure that all your units will be voted. Your proxy may be revoked at any time prior to the time it is voted at the Special Meeting.

Stephen R. Brunner
President, Chief Executive Officer
and Chief Operating Officer

Houston, Texas
February 5, 2015

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about the Company from other documents filed with the Securities and Exchange Commission (the "SEC") that are not included or delivered with this proxy statement/prospectus. See "Where You Can Find More Information; Incorporation by Reference" beginning on page 131 for a list of the documents incorporated by reference into this proxy statement/prospectus.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.


Sanchez Production Partners LLC
1000 Main Street, Suite 3000
Houston, Texas 77002
Attention: Corporate Secretary
Telephone number: (713) 783-8000
http://www.sanchezpp.com


To receive timely delivery of the requested documents in advance of the Special Meeting, you should make your request no later than February 27, 2015.

You may also obtain free copies of the documents filed by the Company with the SEC at the SEC's web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for additional information on its public reference room.

Information contained on the Company's website and any other website is not incorporated by reference herein.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Company (File No. 333-198440), constitutes a prospectus of the Company under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the common units of Sanchez LP to be issued to the Company's common unitholders and the Class A unitholder in connection with the Conversion. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Special Meeting, at which the Company's unitholders will be asked to consider and vote upon certain proposals, including a proposal to approve the Conversion and the related transactions, as well as other matters described herein.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 5, 2014. The information contained in this document is accurate only as of that date or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither our mailing of this document to the Company's unitholders nor the conversion by the Company of its common units and Class A units into Sanchez LP common units in connection with the Conversion will create any implication to the contrary.

Unless otherwise stated or the context otherwise implies, references in this proxy statement/prospectus to "we," "us," "our" and "the Company" refer to Sanchez Production Partners LLC.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q: Why am I receiving this proxy statement/prospectus?

A: Our unitholders are being asked to approve the Plan of Conversion of Sanchez Production Partners LLC from a Delaware limited liability company into Sanchez LP, a Delaware limited partnership. In addition, our unitholders are being asked to approve a new long-term incentive plan for Sanchez LP.

Q: When and where will the Special Meeting take place?

A: The Special Meeting will be held on March 6, 2015, at 9:00 a.m., Central Time, at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002.

Q: Who can attend and vote at the unitholder's meeting?

A: All holders of our common units, Class A units or Class Z unit of record, as of the close of business on February 4, 2015, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting.

Q: What proposals are to be considered and voted upon at the Special Meeting?

A: Our unitholders are being asked to consider and vote on:

(1) a proposal to approve the Plan of Conversion and the transactions described in the Plan of Conversion ("Proposal No. 1"),

(2) a proposal to approve the LTIP Restatement ("Proposal No. 2"), and

(3) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Plan of Conversion and/or the LTIP Restatement ("Proposal No. 3").

These proposals are more fully described in the section "The Special Meeting," beginning on page 33.

Q: How does the Company's board of managers recommend that Company's unitholders vote?

A: Our board of managers, based on the recommendation of the conflicts committee, recommends that our unitholders vote FOR the approval of the Plan of Conversion and FOR the approval of the LTIP Restatement. Our board of managers also recommends that our unitholders vote FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

For a more complete description of the recommendations of our board of managers, see "Special Factors—Recommendation of the Company's Board of Managers and Its Reasons for the Conversion," beginning on page 12.

Q: What is the vote required to approve the proposal related to the Conversion?

A: The affirmative vote of the holders of a majority of the outstanding common units, a majority of the outstanding Class A units and the Class Z unit, each voting as a separate class, and entitled to vote at the Special Meeting, at which a quorum is present, is required to approve the proposal related to the Conversion. Abstentions and broker non-votes will have the same effect as a vote against the proposal related to the Conversion. We believe that each of our managers and officers, as well as SEPI and SP Holdings, will vote in favor of the Plan of Conversion. As of the record date, our managers and executive officers and their affiliates (including SEPI and SP Holdings) owned 6,634,363 common units, all of the outstanding Class A units and the Class Z unit, which constitutes 23%, 100% and 100%, respectively, of the votes needed to approve the Plan of Conversion. See also "Security Ownership of Certain Beneficial Owners and Management" on page 99.

2. Sign and date your proxy card. **If you do not sign and date your proxy card and do not submit a proxy by telephone or Internet, your votes cannot be counted.**

3. Mail your proxy card in the pre-addressed, postage-paid envelope.

Please check the box on your proxy card if you plan to attend the Special Meeting.

Q: Can I vote by proxy even if I plan to attend the Special Meeting?

A: Yes. If you vote by proxy and decide to attend the Special Meeting in person, you do not need to fill out a ballot at the Special Meeting, unless you want to change your vote.

Q: Why might I receive more than one proxy card? Should I vote on each proxy card I receive?

A: First, you may have various accounts with us that are registered differently, perhaps in different names or with different social security or federal tax identification numbers. Second, you may also own units indirectly through your broker. Your broker will send you a proxy card or voting instructions form for these units. You should vote on each proxy card or voting instructions form you receive and mail it to the address shown on the applicable proxy card or form.

Q: How do I change my vote or revoke my proxy?

A: You may change your vote or revoke your proxy at any time before the Special Meeting by:

• notifying the Corporate Secretary in writing received prior to the commencement of the Special Meeting at Sanchez Production Partners LLC, 1000 Main Street, Suite 3000, Houston, Texas 77002, that you are changing your vote or revoking your proxy; or

• completing and sending in another proxy card or voting instructions form with a later date, which proxy card or voting instructions form is received prior to the closing of the polls at the Special Meeting; or

• attending the Special Meeting and voting in person by ballot.

Q: Who is soliciting my proxy, how is it being solicited, and who pays the cost?

A: Sanchez Production Partners LLC, on behalf of the board of managers, through its managers, officers and employees, is soliciting proxies primarily by mail. However, proxies may also be solicited in person, electronically or by telephone, facsimile, press release, the Internet or advertisements. No additional compensation will be paid to our board members, officers or employees for such services. The Company has also retained Georgeson, Inc. to assist in soliciting proxies from brokers, bank nominees, and other institutional holders for a fee not to exceed $20,000 plus reimbursement of expenses. We will pay the cost of soliciting proxies. We will also reimburse brokers, nominees, banks and other fiduciaries for their expenses in sending these materials to you and receiving your voting instructions.

Q: Where will the Sanchez Production Partners LLC Special Meeting be held?

A: The Special Meeting will be held on March 6, 2015, at 9:00 a.m. local time at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002.

Treatment of Equity Awards

The treatment of equity awards outstanding pursuant to the Constellation Energy Partners LLC Long-Term Incentive Plan and the Constellation Energy Partners LLC 2009 Omnibus Incentive Compensation Plan is discussed under the heading "Proposal No. 1: Approval of the Plan of Conversion—Treatment of Equity Awards" beginning on page 37.

Recommendation of the Board of Managers

Our board of managers, based on the recommendation of the conflicts committee, (1) has determined that the Plan of Conversion and the transactions contemplated by the Plan of Conversion, including the agreement of limited partnership of Sanchez LP and the conversion of common units and Class A units of the Company into common units of Sanchez LP in connection with the Conversion, having an affiliate of SOG become the general partner of Sanchez LP, and issuing incentive distribution rights of Sanchez LP to an affiliate of SOG are advisable and in the best interests of the Company and its unitholders and will not adversely affect the unitholders (or any class of unitholders) in any material respect, (2) has approved the Plan of Conversion, (3) has approved the LTIP Restatement and (4) recommends that the unitholders of the Company approve the Plan of Conversion and the LTIP Restatement. **Our board of managers recommends that you vote FOR the approval of the Plan of Conversion, FOR the approval of the LTIP Restatement and FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.**

Unitholders Entitled to Vote; Vote Required for Approval

Record date: Unitholders can vote at the Special Meeting if they owned common units, Class A units or the Class Z unit at the close of business on February 4, 2015, which is referred to as the record date. On the record date, there were 28,792,584 common units outstanding and entitled to vote at the Special Meeting, held by approximately 55 unitholders of record, there were 484,505 Class A units outstanding and entitled to vote at the Special Meeting, held by SEPI, and there was one Class Z unit outstanding and entitled to vote at the Special Meeting, held by SEPI. A unitholder may cast one vote for each unit owned on the record date.

Quorum required: A quorum is the presence at the Special Meeting in person or by proxy of a majority of each class of unitholders then outstanding and entitled to vote. We must have a quorum of the common units, the Class A units and the Class Z unit to conduct any business at the Special Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Special Meeting. "Broker non-votes" occur when a bank, broker or other holder of record holding units for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Votes required: With respect to Proposal No. 1 regarding approval of the Plan of Conversion, the affirmative vote of the holders of a majority of the outstanding common units, a majority of the outstanding Class A units and the Class Z unit, each voting as a separate class, and entitled to vote at the Special Meeting, at which a quorum is present, is required to approve the Plan of Conversion. With respect to Proposal No. 2 and Proposal No. 3 regarding approval of the LTIP Restatement and any adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies, the affirmative vote of the holders of a majority of the votes cast by the holders of common units and Class A units, voting together as a single class, and the holder of the Class Z unit, voting as a separate class, and entitled to vote at the Special Meeting, at which a quorum is present, is required to approve such proposals. For Proposal No. 1, abstentions and broker non-votes will have the same effect as a vote against the Proposal. For Proposal No. 2 and Proposal No. 3, abstentions and broker non-votes will not be counted either in favor of or against approval of either of the Proposals.

Your vote is very important. You are encouraged to vote as soon as possible. If you do not indicate how your units should be voted, units represented by your properly completed proxy will be voted as our board of managers recommends and therefore will be voted FOR the Plan of Conversion, FOR the LTIP Restatement and FOR the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. However, if your units are held in "street name" and you do not instruct your broker or other nominee on how to vote your units, your proxy will not be voted as our board of managers recommends.

Ownership of the Company

If the Conversion had occurred on the record date, SEPI and SP Holdings would collectively own approximately 20.5% of the outstanding common units of Sanchez LP, the current members of the board of managers and executive officers of the Company would own approximately 4.1% of the outstanding common units of Sanchez LP, and the remaining holders of common units of the Company would own approximately 75.1% of the outstanding common units of Sanchez LP. In addition, Sanchez Production Partners GP LLC ("Sanchez GP"), a wholly-owned subsidiary of SP Holdings and an affiliate of SOG, would own a non-economic general partner interest in Sanchez LP, and SP Holdings would own all of the incentive distribution rights in Sanchez LP.

The following charts illustrate the ownership of the Company before the Conversion and Sanchez LP after the Conversion, as if the Conversion had occurred on the record date:



the Plan of Conversion in the form attached to this proxy statement/prospectus in Annex A, including the form of partnership agreement attached to this proxy statement/prospectus in Annex B, and recommended the Plan of Conversion for approval by our unitholders. Our board of managers has not retained an unaffiliated representative to act solely on behalf of unaffiliated unitholders for purposes of negotiating the Plan of Conversion or preparing a report on the fairness of the Conversion, nor has the Company, SEPI, SOG, SP Holdings or Messrs. Sanchez III or Willinger received any report, opinion or appraisal from a third party related to the Conversion. None of the Company, SOG, SEPI, SP Holdings or Messrs. Sanchez III or Willinger have made any special provision in connection with the Conversion to grant unaffiliated unitholders access to their respective files or obtained counsel or appraisal services at our or their expense.

We believe that each of our managers and officers, as well as SEPI and SP Holdings, will vote in favor of the Plan of Conversion for the reasons stated in the next section below. As of the record date, our managers and executive officers and their affiliates (including SEPI and SP Holdings) owned 6,634,363 common units, all of the outstanding Class A units and the Class Z unit, which constitutes 23%, 100% and 100%, respectively, of the votes needed to approve the Plan of Conversion.

Recommendation of Our Board of Managers and Its Reasons for the Conversion

After careful consideration, at a special meeting held on August 25, 2014, the conflicts committee and our board of managers, upon recommendation by the conflicts committee, each unanimously determined that the Plan of Conversion and the other transactions contemplated by the Plan of Conversion were advisable and in the best interests of the Company and its unitholders and will not adversely affect the unitholders (or any class of unitholders) in any material respect, approved the Plan of Conversion and the transactions contemplated thereby and directed that the Plan of Conversion be submitted for approval by our unitholders at the Special Meeting. Our board of managers considered both the substantive and procedural fairness of the Conversion and believe that the Conversion is fair to our unaffiliated unitholders. **Accordingly, our board of managers recommends that our unitholders vote FOR approval of the Plan of Conversion**.

In reaching its determination to approve and recommend the Plan of Conversion for approval by our unitholders, the conflicts committee and our board of managers each consulted with management as well as our legal counsel. In view of the wide variety of factors considered in connection with the Conversion, our board of managers did not consider it practicable to assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of our board of managers may have given different weight to different factors. Our board of managers considered this information and these factors as a whole and, overall, considered the relevant information and factors to be favorable to, and in support of, its recommendation.

Our board of managers considered the following factors as generally supporting its decision to recommend that our unitholders approve the Plan of Conversion:

- with the one-to-one conversion of all common units of the Company into Sanchez LP common units and the conversion of Class A units of the Company into 2% of the outstanding common units of Sanchez LP immediately after the Conversion (after taking into account the conversion of such Class A units), the economic consequences to our common unitholders are the same under a limited partnership structure as they are under our limited liability company structure;

- the limited partnership structure is the more traditional organizational structure for master limited partnerships and a business such as ours, which certain investor groups may more favorably view as an investment alternative;

- our affiliate, SOG, has demonstrated its commitment to being our sponsor through the provision of substantially all of the services that we require to operate our business, directly or indirectly through SP Holdings, and ongoing discussions about asset acquisition opportunities, such that transferring control over our operations to an affiliate of SOG through the issuance of the general partner interests to Sanchez GP would more appropriately align SOG's interests with those of our company;

arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read "Conflicts of Interest and Fiduciary Duties."

Our partnership agreement permits our general partner to redeem any partnership interests held by a limited partner who is an ineligible holder.

If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our subsidiaries, or we become subject to federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, our general partner may redeem the units held by the limited partner at their current market price. In order to avoid any material adverse effect on rates charged or cancellation or forfeiture of property, our general partner may require each limited partner to furnish information about his U.S. federal income tax status or nationality, citizenship or related status. If a limited partner fails to furnish information about his U.S. federal income tax status or nationality, citizenship or other related status after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible holder, our general partner may elect to treat the limited partner as an ineligible holder. An ineligible holder assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation. Please read "The Partnership Agreement—Non-Taxpaying Holders; Redemption" and "The Partnership Agreement—Non-Citizen Assignees; Redemption."

There is no existing market for the common units, and a trading market that will provide you with adequate liquidity may not develop. Following the Conversion, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Although the Company's common units are currently publicly traded, there is currently no public market for the Sanchez LP common units. After the Conversion, SEPI and SP Holdings will collectively own common units, representing an aggregate approximately 20.5% limited partner interest in us, in each case based on the number of the Company's common units outstanding as of the record date. We do not know the extent to which investor interest will result in the continuation of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the price per common unit of the Company on the Conversion date. In addition, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The market price of our common units may be influenced by many factors, some of which are beyond our control, including:

- the level of our quarterly distributions;
- our quarterly or annual earnings or those of other companies in our industry;
- announcements by us or our competitors of significant contracts or acquisitions;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic conditions, including interest rates and governmental policies impacting interest rates;
- the failure of securities analysts to cover our common units or changes in financial estimates by analysts;

The incentive distribution rights held by SP Holdings may be transferred to a third party without unitholder consent.

SP Holdings will be able to transfer its incentive distribution rights to a third party at any time without the consent of our common unitholders. If SP Holdings transfers its incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if SP Holdings had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by SP Holdings could reduce the likelihood of SOG or its affiliates accepting offers made by us relating to assets owned by it or its affiliates, as they would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We will be able issue additional units without common unitholder approval, which would dilute unitholder interests.

Our partnership agreement will not limit the number of additional limited partner interests, including limited partner interests that rank senior to the common units, that we may issue at any time without the approval of our common unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our existing limited partners' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each limited partnership interest may decrease;

- because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding limited partner interest may be diminished; and

- the market price of the common units may decline.

SEPI, SP Holdings and their affiliates may sell limited partner interests in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

Immediately after the Conversion, based on the number of the Company's units held on the record date, SEPI and SP Holdings will collectively hold 6,011,362 common units. In addition, we have agreed to provide SEPI with certain registration rights. The sale of these units in the public or private markets could have an adverse impact on the trading price of the common units.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement will permit our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

THE SPECIAL MEETING

Date, Time, Place and Purposes of the Special Meeting

The Special Meeting will be held on March 6, 2015, at 9:00 a.m., Central Time, at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 for the following purposes:

1. to approve the Plan of Conversion of the Company from a limited liability company to a limited partnership, as set forth in the Plan of Conversion, a copy of which is attached as Annex A to the proxy statement/prospectus (Proposal No. 1);

2. to approve the LTIP Restatement, a copy of which is attached as Annex C to the proxy statement/ prospectus (Proposal No. 2);

3. to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Plan of Conversion (Proposal No. 3); and

4. to transact any other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Our board of managers recommends that unitholders vote FOR Proposal No. 1, Proposal No. 2 and Proposal No. 3.

For the reasons for these recommendations, see "Special Factors—Recommendation of Our Board of Managers and Its Reasons for the Conversion," beginning on page 15.

Who Can Vote at the Special Meeting

Unitholders can vote at the Special Meeting if they owned common units, Class A units or the Class Z unit at the close of business on February 4, 2015, which is referred to as the record date. On the record date, there were 28,792,584 common units outstanding and entitled to vote at the Special Meeting, held by approximately 55 unitholders of record, there were 484,505 Class A units outstanding and entitled to vote at the Special Meeting, held by SEPI, and there was one Class Z unit outstanding and entitled to vote at the Special Meeting, held by SEPI. A unitholder may cast one vote for each unit owned on the record date.

Votes Required for Approval

With respect to Proposal No. 1 regarding approval of the Plan of Conversion, the affirmative vote of the holders of a majority of the outstanding common units, a majority of the outstanding Class A units and the Class Z unit, each voting as a separate class, and entitled to vote at the Special Meeting, at which a quorum is present, is required to approve the Plan of Conversion. With respect to Proposal No. 2 and Proposal No. 3 regarding approval of the LTIP Restatement and any adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies, the affirmative vote of the holders of a majority of the votes cast by the holders of common units and Class A units, voting together as a single class, and the Class Z unit, voting as a separate class, and entitled to vote at the Special Meeting, at which a quorum is present, is required to approve such proposals. No separate vote of our unaffiliated unitholders is required with respect to Proposal No. 1, Proposal No. 2 or Proposal No. 3.

For Proposal No. 1, abstentions and broker non-votes will have the same effect as a vote against the Proposal. For Proposal No. 2 and Proposal No. 3, abstentions and broker non-votes will not be counted either in favor of or against approval of either of the Proposals.

Quorum

A quorum will be present at Special Meeting if a majority of each class of unitholders then outstanding and entitled to vote is present in person or by proxy. Because there were 28,792,584 common units outstanding and eligible to vote on February 4, 2015, the presence in person or by proxy of 14,396,293 common units is required to constitute a quorum with respect to the common units. Because there were 484,505 Class A units outstanding and eligible to vote on February 4, 2015, the presence in person or by proxy of 242,253 Class A units is required to constitute a quorum with respect to the Class A units. The holder of the Class Z unit must be present in person or by proxy in order to constitute a quorum with respect to the Class Z unit.

Abstentions and broker non-votes will be treated as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. We must have a quorum with respect to each of the common units, the Class A units and the Class Z unit to conduct any business at the meeting.

Adjournments

If a quorum with respect to any of the common units, Class A units or the Class Z unit is not present in person or represented by proxy at the Special Meeting, the Special Meeting may be adjourned by the affirmative vote of the holders of a majority of the votes cast by the holders of common units and Class A units, voting together as a single class, and the Class Z unit, voting as a separate class, and entitled to vote at the Special Meeting. In addition, if the adjournment proposal is approved, adjournments of the Special Meeting may be made for the purpose of soliciting additional proxies in favor of Proposal No. 1 or Proposal No. 2.

Manner of Voting

We refer to a unitholder who holds units in the unitholder's own name (as opposed to being held in the name of their broker, bank or other nominee) as a "holder of record." Holders of record may vote in person at the Special Meeting or by proxy. We recommend that holders of record vote by proxy even if they plan to attend the Special Meeting. Holders of record can always revoke their proxy and change their votes at the Special Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to us in time to vote, one of the individuals named as your proxy will vote your units at the Special Meeting as you have directed. You may vote for or against any or all of the proposals submitted at the Special Meeting or abstain from voting.

If you are a holder of record, please vote your proxy by mail as provided below. Your submission of proxy authorizes Stephen R. Brunner and Charles C. Ward, or each of them, with or without the other, proxies, with full power of substitution and re-substitution, to vote all common units that you are entitled to vote at the Special Meeting.

To submit your proxy by mail, there are three steps:

1.   Vote on each of the matters as follows:

   •   Proposal No. 1. Check the box "FOR" or "AGAINST" or "ABSTAIN" (to not cast a vote);

   •   Proposal No. 2. Check the box "FOR" or "AGAINST" or "ABSTAIN" (to not cast a vote); and

   •   Proposal No. 3. Check the box "FOR" or "AGAINST" or "ABSTAIN" (to not cast a vote).

2.   Sign and date your proxy card. **If you do not sign and date your proxy card and do not submit a proxy by telephone or Internet, your votes cannot be counted.**

3.   Mail your proxy card in the pre-addressed, postage-paid envelope.

Please check the box on your proxy card if you plan to attend the Special Meeting.

Only the latest dated proxy received from you will be voted at the Special Meeting.

- our board of managers not having revoked their recommendation that the unitholders vote in favor of the Conversion;

- our having received all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect on us; and

- the absence of any statute, order or injunction prohibiting the Conversion.

No federal or state regulatory requirements must be complied with or approval must be obtained in connection with the Conversion, other than filing a certificate of conversion and certificate of limited partnership with the Secretary of State of the State of Delaware.

Interests of Our Managers and Officers in the Conversion

Although we currently anticipate that the persons who are currently managers and executive officers of the Company will become directors and executive officers of Sanchez GP upon the effectiveness of the Conversion, no assurance can be provided that SP Holdings, as the owner of Sanchez GP, will not appoint new directors or that new officers will not be appointed. See "Management."

Each of our chief executive officer and chief financial officer has an employment agreement with us pursuant to which, upon a "change of control" and the subsequent termination of such executive's employment by us without cause or by the executive for good reason within two years following such change of control, we will be required to:

- make a cash payment of (i) two times the executive's then-current annual compensation, which includes (A) the target level bonus plus (B) the greater of the annual base salary in effect on the date of such termination, the annual base salary in effect 180 days prior to such termination, or the annual base salary in effect immediately prior to the change of control, plus (ii) the performance award and target-based grants payable under our incentive plans for the then-current year, paid as if the target-level performance was achieved for the entire year, prorated based on the number of whole or partial months completed at the time of such termination;

- cause any unvested awards granted under our incentive plans to become immediately vested and cause any and all nonqualified deferred compensation to become immediately non-forfeitable;

- cause a continuation of medical and dental benefits for one year following the change of control; and

- provide for a full tax gross-up in connection with any excise tax levied on the items described in the preceding three bullets.

Although a change of control under the employment agreements has already occurred on June 17, 2014 upon the election of two new Class B members to our board of managers, a further change of control is anticipated to occur upon the effective time of the Conversion, which will thereby extend the two-year change of control period under which our executive officers may receive enhanced severance benefits if their employment is terminated by us without cause or by the executive for good reason.

If Proposal No. 2 is not approved by our unitholders for Sanchez LP to adopt the new LTIP Restatement and the Conversion nevertheless is consummated, then a "change in control" will have been deemed to occur under each of the Company's existing incentive plans and each of the equity awards outstanding immediately prior to the effectiveness of the Conversion will be immediately vested and become free of any conditions or restrictions and will be treated in the Conversion equally with each Company common unit that is not subject to any such restrictions or conditions. As of the record date, our managers and officers held an aggregate of 62,292 awards, the vesting of which would be accelerated if Proposal No. 2 is not approved by our unitholders.

special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 75.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon the effective time of the Conversion, SEPI and SP Holdings will collectively own approximately 20.5% of our outstanding common units, based on the number of the Company's units owned as of the record date.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

- a change in our fiscal year or taxable year and related changes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the gives them the ability to prevent our general partner's removal. Upon the effective time of the Conversion, based on the number of the Company's units outstanding on the record date, SEPI and SP Holdings will collectively own 20.5% of our outstanding common units.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value; if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, then the departing general partner's general partner interest and all of its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third-party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

By transfer of incentive distribution rights in accordance with our partnership agreement, each transferee of incentive distribution rights will be admitted as a limited partner with respect to the incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

- represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

- automatically becomes bound by the terms and conditions of our partnership agreement; and

- gives the consents, waivers and approvals contained in our partnership agreement.

Sanchez LP	Company
In addition, the LP Agreement permits Sanchez LP's general partner to sell or otherwise transfer all of its general partner interest in Sanchez LP without the approval of the Sanchez LP unitholders. Please read "—Transfer of General Partner Interest." Upon withdrawal of the general partner under any circumstance, other than as a result of a transfer by the general partner of all or a part of its general partner interest in Sanchez LP, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Sanchez LP will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue its business and to appoint a successor general partner. Please read "—Dissolution." The general partner may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding Sanchez LP units, voting together as a single class, including units held by the general partner and its affiliates, and Sanchez LP receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of a unit majority, including common units held by the general partner and affiliates. The ownership of more than 33 1/3% of the outstanding Sanchez LP units by the general partner and its affiliates gives them the ability to prevent the general partner's removal. Upon the effective time of the Conversion, based on the number of the Company's units outstanding on the record date, SEPI and SP Holdings will collectively own 20.5% of Sanchez LP's outstanding common units. In the event of the removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the LP Agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing	

Sanchez LP	Company

majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Sanchez LP to, the general partner or any of its affiliates without the consent of the general partner, which consent may be given or withheld in its sole discretion.

The provision of the LP Agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 75.0% of the outstanding Sanchez LP units, voting as a single class (including units owned by the general partner and its affiliates). Upon the effective time of the Conversion, SEPI and SP Holdings will collectively own approximately 20.5% of the outstanding common units, based on the number of the Company's units owned as of the record date.

No Unitholder Approval

Sanchez LP's general partner may generally make amendments to the LP Agreement without the approval of any limited partner to reflect:

- a change in Sanchez LP's name, the location of its principal place of business, its registered agent or its registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with the LP Agreement;

- a change that Sanchez LP's general partner determines to be necessary or appropriate to qualify or continue Sanchez LP's qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither Sanchez LP nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of Sanchez LP's counsel, to prevent Sanchez LP or its general partner or its general partner's directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers

of managers that is approved by a common unit majority and a Class A unit majority;

- entitle members holding the Company's common units and/or Class A units to more or fewer than one vote per unit;

- prohibit the holders of Class A units from acting without a meeting;

- change the procedures for notice to members of business to be brought before a meeting and nominations to the board of managers;

- require some percentage other than a majority of votes cast affirmatively or negatively by members holding units for approval of matters submitted for a member vote;

- allow the calling of a special meeting by other than a majority of the board of managers;

- change the term of existence of the Company;

- give any person the right to dissolve the Company other than its board of managers' right to dissolve the Company with the approval of a common unit majority and a Class A unit majority; or

- enlarge the size of the Company's board of managers without the approval of the holders of 66 2/3% of the Class A units.

The provision of the LLC Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding Company common units, voting together as a single class, and 75% of the outstanding Class A units, voting together as a single class.

No Unitholder Approval

The Company's board of managers may generally make amendments to the LLC Agreement without unitholder approval to reflect:

- a change in the Company's name, the location of its principal place of its business, its registered agent or its registered office;

- the admission, substitution, withdrawal or removal of members in accordance with the LLC Agreement;

PRICE RANGE OF COMMON UNITS

The following table presents the high and low sales prices for the Sanchez common units during the periods indicated (as reported on the NYSE MKT):

	Price Ranges	
	High	Low
2015		
First Quarter (through January 22, 2015)	$1.53	$1.27
2014		
Fourth Quarter	$3.95	$1.40
Third Quarter	$4.23	$2.63
Second Quarter	$2.74	$2.30
First Quarter	$2.85	$2.17
2013		
Fourth Quarter	$2.52	$2.04
Third Quarter	$3.20	$1.82
Second Quarter	$2.20	$1.42
First Quarter	$1.90	$1.16

As of January 22, 2015, the last trading price of our common units as reported on the NYSE MKT was $1.27. As of August 27, 2014, the date immediately before the announcement of the proposed Conversion, the last trading price of our common units as reported on the NYSE MKT was $3.55. As of the record date, there were approximately 55 holders of record of our common units, one holder of record of our Class A units and one holder of record of the Class Z unit.

The Company has not paid any cash distributions in respect of its common units during the past two years.

The book value per common unit of the Company was $3.245 as of September 30, 2014. The Conversion will have no effect on the interest of SOG, SEPI, SP Holdings or Messrs. Sanchez III or Willinger in our net book value or net earnings on both a dollar and percentage basis.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us for each of the periods indicated. All dollar amounts are reported in thousands

	Nine Months Ended September 30, 2014	Fiscal Year Ended December 31,	
		2012	2013
Net Income (loss)(1)	$(2,262)	$(9,405)	$(26,883)
Fixed Charges:			
Total Fixed Charges(2)	1,928	7,266	7,258
Total	1,928	7,266	7,258
Earnings (loss)	$ (334)	$(2,139)	$(18,623)
Ratio of earnings (loss) to fixed charges(3)	—	—	—

(1) Net income is the equivalent of income from continuing operations, minus income from equity affiliates that exceeded dividends from affiliates.

(2) Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.

(3) Earnings were inadequate to cover fixed charges. The coverage deficiency totaled approximately $2.3 million for the nine months ended September 30, 2014, $9.4 million for the fiscal year ended December 31, 2012, and $25.9 million for the fiscal year ended December 31, 2013.

This proxy statement/prospectus incorporates by reference the documents listed below that the Company has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about the Company and its financial condition.

- Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (filed with the SEC on March 27, 2014);

- Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 (filed with the SEC on May 15, 2014);

- Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 (filed with the SEC on August 14, 2014);

- Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014 (filed with the SEC on November 13, 2014);

- Current Reports on Form 8-K filed with the SEC on March 28, 2014, April 1, 2014, April 11, 2014, May 6, 2014, May 8, 2014, June 18, 2014, June 26, 2014, August 28, 2014, September 29, 2014, October 3, 2014, December 11, 2014, December 23, 2014 and January 12, 2015;

- Proxy Statement on Schedule 14A (filed with the SEC on May 16, 2014); and

- All other documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus will be deemed to be incorporated by reference into this proxy statement/prospectus and will be a part of this proxy statement/prospectus from the date of filing of the document.

The Company also incorporates by reference the following Annexes attached to this proxy statement/prospectus:

- the Plan of Conversion attached as Annex A;

- the form of agreement of limited partnership of Sanchez LP attached as Annex B; and

- the form of Sanchez Production Partners LP Long-Term Incentive Plan attached as Annex C.

Documents incorporated by reference are available to the Company's unitholders and the public without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. The Company's unitholders and the public can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:


Sanchez Production Partners LLC
1000 Main Street, Suite 3000
Houston, Texas 77002
Attention: Corporate Secretary
Telephone number: (713) 783-8000
http://www.sanchezpp.com


In order for the Company's unitholders to receive timely delivery of the documents in advance of the Special Meeting, the Company should receive requests for documents no later than February 27, 2015.





C123456789

SANCHEZ
PRODUCTION PARTNERS

IMPORTANT SPECIAL MEETING INFORMATION   000004

ENDORSEMENT_LINE_____ SACKPACK_____

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time on March 5, 2015.

Vote by Internet

- Log on to the Internet and go to
  http://proxy.georgeson.com/

- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-877-456-7915 within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

- Follow the instructions provided by the recorded message.

Special Meeting Proxy Card   (1234 5678 9012 345)

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET **OR** TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

- -

A **Proposals — The Board of Managers recommends a vote FOR Proposals 1, 2, and 3.**

	For	Against	Abstain
1. Approval of the Plan of Conversion pursuant to which SPP LLC will convert from a Delaware limited liability company into a Delaware limited partnership	☐	☐	☐
2. Approval of an amendment and restatement of the Constellation Energy Partners LLC 2009 Omnibus Incentive Compensation Plan as the Sanchez Production Partners LP Long-Term Incentive Plan	☐	☐	☐
3. Approval of the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals	☐	☐	☐

+

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to
attend the Special Meeting.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

  C 1234567890   JNT

1UPX   2 1 0 9 9 3 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE
140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND
MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND
MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

01W1VH



Important Notice Regarding Internet Availability of Proxy Materials for the Special Meeting.
The Sanchez Production Partners LLC Proxy Statement is available on the following website:
http://www.envisionreports.com/arca_mtg.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SANCHEZ PRODUCTION PARTNERS

Proxy — Sanchez Production Partners LLC

THIS SOLICITATION IS BEING MADE ON BEHALF OF THE BOARD OF MANAGERS OF THE COMPANY

The undersigned hereby appoints Stephen R. Brunner and Charles C. Ward, or each of them, with or without the other, proxies, with full power of substitution and re-substitution, to vote all common units that the undersigned is entitled to vote at the Special Meeting of Unitholders of Sanchez Production Partners LLC to be held on March 6, 2015, and all adjournments and postponements thereof on all matters that may properly come before the Special Meeting.

Your common units will be voted as directed on this card. **If this card is signed and no direction is given for any item, your common units will be voted FOR Proposals 1, 2, and 3.**

Please sign and date this card on the reverse, tear off at the perforation, and mail promptly in the enclosed postage-paid envelope.

If you have any comments or a change of address, mark on the reverse side.

(Continued and to be voted on reverse side)

SEE REVERSE SIDE